                                                                                                          -------------------------
 FORM 3                                                                                                         OMB Approval
                                             U.S.  SECURITIES AND EXCHANGE COMMISSION                     -------------------------
                                                    WASHINGTON, D.C. 20549                                OMB Number  3235-0104
                                                                                                          Expires: May 31, 1994
                                     INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES              Estimated average burden
                                                                                                          hours per response... 0.5

            Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
                        Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940
- ---------------------------------------------------------------------------------------------------------------------------------
1. Name and Address of Reporting Person|  2. Date of Event Re-   |  4. Issuer Name and Ticker or Trading Symbol
                                       |     quiring Statement   |
Gerard Coelsch                         |     (Month/Day/Year)    |          Klever Marketing, Inc. (KLMK)
- -------------------------------------|                         |------------------------------------------------------------------
(Last)        (First)       (Middle)   |      07/02/98           |  5. Relationship of Reporting       |  6. If Amendment, Date of
                                       |-------------------------|     Person to Issuer                |     Original
350 West 300 South, Suite 201          |  3. IRS or Social       |       (Check all applicable)        |     (Month/Day/Year)
---------------------------------------|     Security Number     |  _____ Director      ____ 10% Owner |
               (Street)                |     of Reporting        |  __X__ Officer(give  ____ (specify  |
                                       |     Person (Voluntary)  |        title below)        below)   |
                                       |                         | Mr. Coelsh is the President and Chief
Salt Lake City,   Utah      84110      |                         | Operating Officer of the Issuer.    |
- ---------------------------------------------------------------------------------------------------------------------------------
(City)          (State)         (Zip)  |      TABLE I - NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED
- ---------------------------------------------------------------------------------------------------------------------------------
1. Title of Security                   | 2. Amount of Securities         | 3. Ownership         | 4. Nature of Indirect Beneficial
                                       |    Beneficially Owned           |    Form: Direct      |    Ownership (Instr. 5)
                                       |    (Instr. 4)                   |    (D) or Indirect   |
                                       |                                 |    (I)  (Instr. 5)   |
------------------------------------------------------------------------------------------------------------------------------------
                                       |                                 |                      |
------------------------------------------------------------------------------------------------------------------------------------
                                       |                                 |                      |
----------------------------------------------------------------------------------------------------------------------------------
                                       |                                 |                      |
----------------------------------------------------------------------------------------------------------------------------------
                                       |                                 |                      |
----------------------------------------------------------------------------------------------------------------------------------
                                       |                                 |                      |
----------------------------------------------------------------------------------------------------------------------------------
                                       |                                 |                      |
----------------------------------------------------------------------------------------------------------------------------------
                                       |                                 |                      |
----------------------------------------------------------------------------------------------------------------------------------
                                       |                                 |                      |
----------------------------------------------------------------------------------------------------------------------------------
                                       |                                 |                      |
----------------------------------------------------------------------------------------------------------------------------------
Reminder: Report on a separate line for each class of securities beneficially owned, directly or indirectly.

                                                     (Print or Type Responses)

1 Effectiveness of the Issuer's Registration Statement on Form 8-A, which is expected to occur on August 8, 1996.


FORM 3 (CONTINUED)       TABLE II - DERIVATIVE SECURITIES BENEFICIALLY OWNED
                         (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

- ---------------------------------------------------------------------------------------------------------------------------------
1.Title of Derivative Security | 2.Date Exer-  | 3.Title and Amount of Securities | 4.Conver- | 5. Owner-   | 6. Nature of Indirect
  (Instr. 4)                   |   cisable and |   Underlying Derivative Security |  sion or  |    ship     |    Beneficial
                               |   Expiration  |   (Instr. 4)                     |  Exercise |    Form of  |    Ownership
                               |   Date        |                                  |  Price of |    Deriv-   |    (Instr. 5)
                               |   (Month/Day/ |                                  |  Deri-    |    ative    |
                               |   Year)       |                                  |  vative   |    Security:|
                               |--------------------------------------------------|  Security |    Direct   |
                               | Date  | Expir-|                         | Amount |           |    (D) or   |
                               | Exerc-| ation |         Title           | or     |           |    Indirect |
                               | isable| Date  |                         | Number |           |    (I)      |
                               |       |       |                         | of     |           |  (Instr. 5) |
                               |       |       |                         | Shares |           |             |
-------------------------------|-------|-------|-------------------------|--------|-----------|-------------|----------------------
(1)Options                     |7/6/98 |7/6/03 |Common Stock             |100,000 |   $3.12   |     D       |
-------------------------------|-------|-------|-------------------------|--------|-----------|-------------|----------------------
(1)Options                     |9/30/98|7/06/03|Common Stock             | 25,000 |   $3.12   |     D       |
-------------------------------|-------|-------|-------------------------|--------|-----------|-------------|----------------------
(1)Options                     |12/31/98 7/6/03|Common Stock             | 25,000 |   $3.12   |     D       |
-------------------------------|-------|-------|-------------------------|--------|-----------|-------------|----------------------
(1)Options                     |3/31/99|7/6/03 |Common Stock             | 25,000 |   $3.12   |     D       |
-------------------------------|-------|-------|-------------------------|--------|-----------|-------------|----------------------
(1)Options                     |6/30/99|7/06/03|Common Stock             | 25,000 |   $3.12   |     D       |
-------------------------------|-------|-------|-------------------------|--------|-----------|-------------|----------------------
(1)Options                     |9/30/99|7/06/03|Common Stock             | 25,000 |   $3.12   |     D       |
-------------------------------|-------|-------|-------------------------|--------|-----------|-------------|----------------------
(1)Options                     |12/30/99 7/6/03|Common Stock             | 25,000 |   $3.12   |     D       |
-------------------------------|-------|-------|-------------------------|--------|-----------|-------------|----------------------
(1)Options                     |3/31/00|7/6/03 |Common Stock             | 25,000 |   $3.12   |     D       |
-------------------------------|-------|-------|-------------------------|--------|-----------|-------------|----------------------
(1)Options                     |6/30/00|7/6/03  Common Stock             | 25,000 |   $3.12   |     D       |
-------------------------------|-------|-------|-------------------------|--------|-----------|-------------|----------------------
(1)Options                     |9/30/00|7/6/03 |Common Stock             | 25,000 |   $3.12   |     D       |
-----------------------------------------------------------------------------------------------------------------------------------
(1)Options                     |3/31/01|7/6/03 |Common Stock             | 25,000 |   $3.12   |     D       |
-------------------------------|-------|-------|-------------------------|--------|-----------|-------------|----------------------
(1)Options                     |6/30/01|7/6/03 |Common Stock             | 25,000 |   $3.12   |     D       |
-------------------------------|-------|-------|-------------------------|--------|-----------|-------------|----------------------
(1)Options                     |9/30/01|7/06/03|Common Stock             | 25,000 |   $3.12   |     D       |
-----------------------------------------------------------------------------------------------------------------------------------
Explanation of Responses:
(1) The Options granted to the reporting person were issued pursuant to the terms of an Employment Agreement dated June 26, 1998 between the
Issuer and the reporting person
                                                                         KLEVER MARKETING, INC.

                                                                   By:/S/Gerard Coelsch                              August 17, 1998
                                                                      ------------------------------------        -----------------
                                                                         *Signature of Reporting Person                 Date
                                                                         Gerard Coelsch, President


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
   See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
      If space provided is insufficient, See Instruction 6 for procedure.